Filed pursuant to Rule 433

Registration Statement No. 333-224149

October 29, 2019

Relating to

Preliminary Prospectus Supplement dated October 29, 2019 to

Prospectus dated July 9, 2019

DH EUROPE FINANCE II S.À R.L.

$700,000,000 2.050% Senior Unsecured Notes due 2022

$700,000,000 2.200% Senior Unsecured Notes due 2024

$800,000,000 2.600% Senior Unsecured Notes due 2029

$900,000,000 3.250% Senior Unsecured Notes due 2039

$900,000,000 3.400% Senior Unsecured Notes due 2049

Fully and Unconditionally Guaranteed by

Danaher Corporation

Pricing Term Sheet

Issuer:	DH Europe Finance II S.à r.l.

Guarantor:	Danaher Corporation

Aggregate Principal Amount Offered:

$700,000,000 of 2.050% Senior Unsecured Notes Due 2022 (the “2022 Notes”)

$700,000,000 of 2.200% Senior Unsecured Notes Due 2024 (the “2024 Notes”)

$800,000,000 of 2.600% Senior Unsecured Notes Due 2029 (the “2029 Notes”)

$900,000,000 of 3.250% Senior Unsecured Notes Due 2039 (the “2039 Notes”)

$900,000,000 of 3.400% Senior Unsecured Notes Due 2049 (the “2049 Notes” and, together with the 2022 Notes, the 2024 Notes, the 2029 Notes and the 2039 Notes, the “Notes”)

Type of Offering:	SEC registered (No. 333-224149)

Trade Date:	October 29, 2019

Settlement Date (T+7):

November 7, 2019

We expect delivery of the Notes will be made against payment therefor on or about November 7, 2019, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	November 15, 2022 for the 2022 Notes November 15, 2024 for the 2024 Notes November 15, 2029 for the 2029 Notes November 15, 2039 for the 2039 Notes November 15, 2049 for the 2049 Notes

Coupon (Interest Rate):	2.050% per annum for the 2022 Notes 2.200% per annum for the 2024 Notes 2.600% per annum for the 2029 Notes 3.250% per annum for the 2039 Notes 3.400% per annum for the 2049 Notes

Price to Public (Issue Price):

99.994% of principal amount for the 2022 Notes

99.952% of principal amount for the 2024 Notes

99.903% of principal amount for the 2029 Notes

99.809% of principal amount for the 2039 Notes

99.756% of principal amount for the 2049 Notes

Yield to Maturity:	2.052% for the 2022 Notes 2.210% for the 2024 Notes 2.611% for the 2029 Notes 3.263% for the 2039 Notes 3.413% for the 2049 Notes

Spread to Benchmark Treasury:	40 bps for the 2022 Notes 55 bps for the 2024 Notes 78 bps for the 2029 Notes 93 bps for the 2039 Notes 108 bps for the 2049 Notes

Benchmark Treasury:

1.375% due October 15, 2022 for the 2022 Notes

1.500% due October 31, 2024 for the 2024 Notes

1.625% due August 15, 2029 for the 2029 Notes

2.875% due May 15, 2049 for the 2039 Notes

2.875% due May 15, 2049 for the 2049 Notes

Benchmark Treasury Price/Yield:	99-06+ / 1.652% for the 2022 Notes 99-07+ / 1.660% for the 2024 Notes 98-05 / 1.831% for the 2029 Notes 111-17 / 2.333% for the 2039 Notes 111-17 / 2.333% for the 2049 Notes

Interest Payment Dates:

Semi-annually in arrears on May 15 and November 15 beginning on May 15, 2020 for the 2022 Notes

Semi-annually in arrears on May 15 and November 15 beginning on May 15, 2020 for the 2024 Notes

Semi-annually in arrears on May 15 and November 15 beginning on May 15, 2020 for the 2029 Notes

Semi-annually in arrears on May 15 and November 15 beginning on May 15, 2020 for the 2039 Notes

Semi-annually in arrears on May 15 and November 15 beginning on May 15, 2020 for the 2049 Notes

Optional Redemption:

At any time and from time to time prior to (I) the applicable Par Call Date for the 2024 Notes, the 2029 Notes, the 2039 Notes and the 2049 Notes and (II) the maturity date of the 2022 Notes, the Issuer will have the right, at its option, to redeem such series of Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such series of Notes to be redeemed (not including any portion of the payments of interest that will be accrued and unpaid to and including the date of redemption) discounted to the date of redemption on a semi-annual basis at the Treasury Rate plus 10 basis points in the case of the 2022 Notes, 10 basis points in the case of the 2024 Notes, 15 basis points in the case of the 2029 Notes, 15 basis points in the case of the 2039 Notes and 20 basis points in the case of the 2049 Notes, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

On or after the applicable Par Call Date, the Issuer will have the right, at its option, to redeem the 2024 Notes, the 2029 Notes, the 2039 Notes and the 2049 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of such series of notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes of a series to be redeemed (assuming that with respect to the 2024 Notes, the 2029 Notes, the 2039 Notes and the 2049 Notes, such Notes to be redeemed matured on the applicable Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes of such series.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Issuer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Par Call Date” means, October 15, 2024 in the case of the 2024 Notes (one month prior to maturity), August 15, 2029 in the case of the 2029 Notes (three months prior to maturity), May 15, 2039 in the case of the 2039 Notes (six months prior to maturity), and May 15, 2049 in the case of the 2049 Notes, (six months prior to maturity).

“Quotation Agent” means the Reference Treasury Dealer appointed by the Issuer.

“Reference Treasury Dealer” means (i) BofA Securities, Inc. and Wells Fargo Securities, LLC (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States of America (a “Primary Treasury Dealer”), the Issuer will substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by the Issuer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Issuer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to such series of Notes to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date (assuming that with respect to the 2024 Notes, the 2029 Notes, the 2039 Notes and the 2049 Notes, such Notes to be redeemed matured on the applicable Par Call Date) but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such series of Notes, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (or interpolated yield to maturity on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date.

Special Mandatory Redemption:	If the Guarantor does not consummate the proposed acquisition (the “Acquisition”) of the Biopharma Business of GE Life Sciences on or prior to August 25, 2020 (or such later date to which the acquisition agreement setting forth the terms of the Acquisition as in effect on the closing date of the offering (the “GE Biopharma Purchase Agreement”) may be extended in accordance with its terms), or the GE Biopharma Purchase Agreement is terminated prior to that date, the Issuer will be required to redeem, in whole and not in part, each series of Notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the Notes outstanding, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or duly provided for, whichever is later, to, but excluding, the special mandatory redemption date.

Change of Control Triggering Event:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem a series of Notes, it will be required to make an offer to repurchase each series of Notes at a purchase price equal to 101% of the principal amount of the notes of such series, plus accrued and unpaid interest, if any, on such notes to the date of repurchase.

Listing:	None.

CUSIP / ISIN:

23291K AF2 / US23291KAF21 for the 2022 Notes

23291K AG0 / US23291KAG04 for the 2024 Notes

23291K AH8 / US23291KAH86 for the 2029 Notes

23291K AJ4 / US23291KAJ43 for the 2039 Notes

23291K AK1 / US23291KAK16 for the 2049 Notes

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Ratings*:

Baa1 / A (Moody’s / S&P) for the 2022 Notes

Baa1 / A (Moody’s / S&P) for the 2024 Notes

Baa1 / A (Moody’s / S&P) for the 2029 Notes

Baa1 / A (Moody’s / S&P) for the 2039 Notes

Baa1 / A (Moody’s / S&P) for the 2049 Notes

Expected Long-term Debt Ratings*+:

Baa1 / BBB+ (Moody’s / S&P) for the 2022 Notes

Baa1 / BBB+ (Moody’s / S&P) for the 2024 Notes

Baa1 / BBB+ (Moody’s / S&P) for the 2029 Notes

Baa1 / BBB+ (Moody’s / S&P) for the 2039 Notes

Baa1 / BBB+ (Moody’s / S&P) for the 2049 Notes

Joint Book-Running Managers:

BofA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Co-Managers:	BBVA Securities Inc. Danske Markets Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
+

Reflect anticipated securities ratings following completion of the Acquisition. See “Risk Factors—Risks Related to the Notes—Any credit rating assigned to the notes may not reflect all risks of your investment in the notes” in the Preliminary Prospectus Supplement for more information.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Guarantor has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc., toll-free at 1-800-294-1322, Mizuho Securities USA LLC, toll-free at 1-866-271-7403, MUFG Securities Americas Inc., toll-free at 1-877-649-6848, U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607, and Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.